SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

ECOLAB INC.

(Name of Subject Company (Issuer))

Ecolab Inc.

(Name of Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number of Class of Securities)

Michael C. McCormick

Executive Vice President, General Counsel and Secretary

1 Ecolab Place

St. Paul, Minnesota 55102

(800) 232-6522

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles W. Mulaney, Jr.	Michael J. Aiello
Richard C. Witzel, Jr.	Sachin Kohli
Skadden, Arps, Slate, Meagher & Flom LLP	Weil, Gotshal & Manges LLP
155 North Wacker Drive	767 5th Avenue
Chicago, Illinois 60606	New York, New York 10153
Telephone: (312) 407-0700	Telephone: (212) 310-8000
Facsimile: (312) 407-0411	Facsimile: (212) 310-8007

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,352,454,999.78(1)	$175,548.66(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on April 29, 2020) of shares of common stock, par value $0.01 per share, of ChampionX Corporation (f/k/a Apergy Corporation, “Apergy”) into which shares of common stock, par value $0.01 per share, of ChampionX Holding Inc. being offered in exchange for shares of common stock, par value $1.00 per share, of Ecolab Inc., will be converted, and paid in connection with Apergy’s Registration Statement on Form S-4, which was initially filed on February 12, 2020 (Registration No. 333-236379) (the “Apergy Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Apergy Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435,381.23 Form or Registration No.: Form S-4 (Registration No. 333-236379)	Filing Party: Apergy Corporation Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Ecolab Inc. (“Ecolab”) with the Securities and Exchange Commission (the “SEC”) on May 1, 2020, as amended by Amendment No. 1 to the Issuer Tender Offer Statement, dated May 18, 2020, Amendment No. 2 to the Issuer Tender Offer Statement, dated June 1, 2020 and Amendment No. 3 to the Issuer Tender Offer Statement, dated June 3, 2020 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Ecolab to exchange all shares of common stock, par value $0.01 per share (“ChampionX common stock”), of ChampionX Holding Inc. (“ChampionX”) for shares of common stock, par value $1.00 per share (“Ecolab common stock”), of Ecolab that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). The Exchange Offer expired at 12:01 a.m., New York City time, on June 3, 2020. Following the consummation of the Exchange Offer, on June 3, 2020, Athena Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apergy (“Merger Sub”), merged with and into ChampionX, whereby the separate corporate existence of Merger Sub ceased and ChampionX continued as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which were be cancelled and ceased to exist, and no consideration will be delivered in exchange therefor) converted into the right to receive shares of common stock, par value $0.01 per share, of Apergy (“Apergy common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 1, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, ChampionX has filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236380) (as amended, the “Registration Statement”) to register the shares of ChampionX common stock that were offered in exchange for shares of Ecolab common stock that were tendered in the Exchange Offer and were to be distributed in any clean-up spin-off to the extent that the Exchange Offer was not fully subscribed.

Apergy has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236379) to register the shares of Apergy common stock into which shares of ChampionX common stock were converted in the Merger.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Based on the final count by the exchange agent, a total of 97,294,237 shares of Ecolab common stock were validly tendered and not properly withdrawn in the Exchange Offer, including 395,463 shares tendered by odd-lot stockholders. Odd-lot stockholders (excluding certain plan participants in Ecolab savings plans) were eligible for preferential treatment whereby their shares would be fully accepted in the Exchange Offer without being subject to proration. The remaining validly tendered shares of Ecolab common stock were accepted in the Exchange Offer on a pro rata basis using the final proration factor. Based on the final count by the exchange agent, the final proration factor is 4.7060%. Shares of Ecolab common stock that were tendered but not accepted for exchange will be returned to tendering stockholders.

In the Exchange Offer, Ecolab accepted the maximum of 4,955,552 shares of Ecolab common stock in exchange for all the shares of Champion common stock held by Ecolab. Each share of Ecolab common stock accepted for exchange by Ecolab was exchanged for 122,237,115 shares of Champion common stock, which were converted into shares of Apergy common stock pursuant to the Merger (with cash to be paid in lieu of any remaining fractional shares in accordance with the Merger Agreement).

On June 5, 2020, Ecolab issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxxi) hereto and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(b) Securities Transactions. Based on the information available to Ecolab as of June 4, 2020, other than with respect to Ecolab’s employee benefit plans, the following table sets forth the transactions in Ecolab common stock by directors and executive officers of Ecolab in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Daniel J. Schmechel	April 29, 2020	Acquired 22,800 shares of common stock	$71.54	Exercise of stock option

Daniel J. Schmechel	April 29, 2020	Disposed of 14,871 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Daniel J. Schmechel	April 29, 2020	Acquired 27,980 shares of common stock	$103.265	Exercise of stock option

Daniel J. Schmechel	April 29, 2020	Disposed of 20,684 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Roberto Inchaustegui	April 30, 2020	Disposed of 2,405 shares of common stock	$193.112	Market sale

Darrell Brown	April 30, 2020	Acquired 5,889 shares of common stock	$117.73	Exercise of stock option

Darrell Brown	April 30, 2020	Acquired 17,762 shares of common stock	$119.12	Exercise of stock option

Darrell Brown	April 30, 2020	Disposed of 23,651 shares of common stock	$193.70	Market sale

Timothy P. Mulhere	April 30, 2020	Acquired 5,112 shares of common stock	$55.595	Exercise of stock option

Timothy P. Mulhere	April 30, 2020	Disposed of 5,112 shares of common stock	$195.036	Market sale

Christophe Beck	May 1, 2020	Acquired 2,100 shares of common stock	$48.055	Exercise of stock option

Christophe Beck	May 1, 2020	Disposed of 1,246 shares of common stock	$189.53	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Christophe Beck	May 1, 2020	Acquired 30,700 shares of common stock	$55.595	Exercise of stock option

Christophe Beck	May 1, 2020	Disposed of 18,897 shares of common stock	$189.53	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Jérôme Charton	May 1, 2020	Acquired 3,653 shares of common stock	$119.12	Exercise of stock option

Jérôme Charton	May 1, 2020	Disposed of 2,966 shares of common stock	$189.57	Market sale

Timothy P. Mulhere	May 5, 2020	Acquired 7,388 shares of common stock	$55.595	Exercise of stock option

Timothy P. Mulhere	May 5, 2020	Disposed of 7,388 shares of common stock	$196.347	Market sale

Shari L. Ballard	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Barbara J. Beck	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Jeffrey M. Ettinger	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Arthur J. Higgins	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Michael Larson	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

David W. MacLennan	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Tracy B. McKibben	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Lionel L. Nowell, III	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Victoria J. Reich	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Suzanne M. Vautrinot	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

John J. Zillmer	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Angela M. Busch	May 11, 2020	Acquired 3,000 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 11, 2020	Disposed of 3,000 shares of common stock	$195.041	Market sale

Angela M. Busch	May 12, 2020	Acquired 1,800 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 12, 2020	Disposed of 1,800 shares of common stock	$197.025	Market sale

Angela M. Busch	May 18, 2020	Acquired 1,200 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 18, 2020	Disposed of 1,200 shares of common stock	$200.00	Market sale

Angela M. Busch	May 18, 2020	Acquired 3,000 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 18, 2020	Disposed of 3,000 shares of common stock	$203.072	Market sale

Roberto Inchaustegui	May 18, 2020	Acquired 18,353 shares of common stock	$107.685	Exercise of stock option

Roberto Inchaustegui	May 18, 2020	Disposed of 18,353 shares of common stock	$205.257	Market sale

Larry L. Berger	May 19, 2020	Acquired 6,712 shares of common stock	$119.12	Exercise of stock option

Larry L. Berger	May 19, 2020	Disposed of 8,613 shares of common stock	$204.269	Market sale

Larry L. Berger	May 20, 2020	Acquired 6,746 shares of common stock	$119.12	Exercise of stock option

Larry L. Berger	May 20, 2020	Disposed of 6,746 shares of common stock	$206.679	Exercise of stock option

Scott D. Kirkland	May 21, 2020	Disposed of 75 shares of common stock	—	Bona fide gift

Timothy P. Mulhere	May 26, 2020	Acquired 22,800 shares of common stock	$71.54	Exercise of stock option

Timothy P. Mulhere	May 26, 2020	Disposed of 22,800 shares of common stock	$205.158	Market sale

Angela M. Busch	May 27, 2020	Acquired 4,400 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 27, 2020	Disposed of 4,400 shares of common stock	$205.00	Market sale

Victoria J. Reich	May 29, 2020	Acquired 1,000 shares of common stock	$63.995	Exercise of stock option

Victoria J. Reich	May 29, 2020	Disposed of 1,000 shares of common stock	$209.933	Market sale

Arthur J. Higgins	June 1, 2020	Acquired 3,800 shares of common stock	$63.995	Exercise of stock option

Arthur J. Higgins	June 1, 2020	Disposed of 3,800 shares of common stock	$212.275	Market sale

Laurie M. Marsh	June 1, 2020	Acquired 12,235 shares of common stock	$107.685	Exercise of stock option

Laurie M. Marsh	June 1, 2020	Disposed of 12,235 shares of common stock	$212.198	Market sale

Douglas M. Baker, Jr.	June 3, 2020	Disposed of 2,353 shares of common stock (1)	—	Shares accepted for exchange in the Exchange Offer

Michel C. McCormick	June 4, 2020	Acquired 7,530 shares of common stock	$103.265	Exercise of stock option

Michel C. McCormick	June 4, 2020	Disposed of 5,359 shares of common stock	$219.625	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Daniel J. Schmechel	June 4, 2020	Acquired 32,628 shares of common stock	$107.685	Exercise of stock option

Daniel J. Schmechel	June 4, 2020	Disposed of 23,580 shares of common stock	$219.625	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Daniel J. Schmechel	June 4, 2020	Acquired 32,685 shares of common stock	$119.120	Exercise of stock option

Daniel J. Schmechel	June 4, 2020	Disposed of 24,547 shares of common stock	$219.625	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

(1) The amount represents the number of shares of Ecolab common stock that Mr. Baker elected to exchange multiplied by the final proration factor and represents a preliminary estimate.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(xxxi)	Press Release by Ecolab, dated June 5, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on June 5, 2020)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLAB INC.

By:	/s/ Michael C. McCormick
Name: Michael C. McCormick

Title: Executive Vice President, General Counsel and Secretary

Dated: June 5, 2020